UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

COSMOTE acquires further spectrum

in the 900 and 1800 MHz bands

Αthens, November 14, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, announces that COSMOTE secured additional spectrum in the 900 & 1800 MHz bands in the auction conducted by the Hellenic Telecommunications and Post Commission (EETT). COSMOTE also renewed its current licence in the 900MHz band. By virtue of the total spectrum it now owns, the company will be able to  invest further in developing its telecommunications network and meet even more successfully consumers’ demand for advanced communication services.

In the first phase of the auction, COSMOTE secured three reserved blocks (totalling 2 x 7.5 MHz) in the GSM 9001MHz band, until 29.9.2027, for a total price of EUR 54.3 million.

In the second phase of the auction, which was concluded today, COSMOTE was the highest bidder in the 900MHz band (2 x 2.5 MHz), until 29.9.20272, as well as the 1800MHz band (2 X 10 ΜΗz), until 31.12.20263, for a total price of EUR 64.533 million.

The total investment amounts to EUR 118.833 million.

Mr Michael Tsamaz, COSMOTE CEO, stated: “At a critical juncture for the country and the telecommunications sector, we have given the market a strong vote of confidence and are supporting economic recovery by investing in the future of mobile communications. The substantial spectrum we have secured for the following fifteen years enables us to plan our next steps for the further upgrading and development of our network with vision and determination, to offer our customers advanced services and innovative solutions, and to make sure we can continue to meet the strong competitive challenges we face. We believe that telecommunications are a driving force for growth and our significant investment in spectrum demonstrates exactly that”.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO. Following OTE’s delisting from NYSE, OTE ADSs (American Depositary Shares) trade in the OTC (Over The Counter) market under the ticker HLTOY. OTE continues to report to SEC.

Additional Information is also available on: http://www.ote.gr/portal/page/portal/OTEGR/OTEMainPage

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis-Senior Financial Analyst, Investor Relations

Tel: + 30 210 611 7593, Email: kmaselis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki- Communications & Regulatory Affairs Officer, Investor Relations

                       Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2010 filed with the SEC on June 17, 2011. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: November 14, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER

1 Of which the 2x2.5MHz blocks are set to come into force on 30.9.2012.

2 Effective as of 30.9.2012.

3 Effective as of 1.1.2012.